SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM U5S









                                  ANNUAL REPORT

                      For the Year Ended December 31, 2003






       Filed pursuant to the Public Utility Holding Company Act of 1935 by





                                                                   `




                               AMEREN CORPORATION
                 1901 Chouteau Avenue, St. Louis, Missouri 63103

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                                TABLE OF CONTENTS


                                                                                                   Page

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003                            1

ITEM 2.   ACQUISITION OR SALES OF UTILITY ASSETS                                                     11

ITEM 3    ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES                          11

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES                                 12

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES                                          14

ITEM 6.   OFFICERS AND DIRECTORS

          Part I.   Name, principal business address and positions held as of December 31, 2003      17

          Part II.  Financial connections as of December 31, 2003                                    31

          Part III. Compensation and other related information                                       32

ITEM 7.   CONTRIBUTION AND PUBLIC RELATIONS                                                          33

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part I.   Intercompany sales and service                                                   34

          Part II.  Contracts to purchase services or goods between any system company               35
                    and affiliate

          Part III. Employment of any person by an system company for the performance                35
                    on a continuing basis of management services

ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTIITY COMPANIES                                          36

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

  Index to Financial Statements                                                                      36

  Financial Statements                                                                        Appendix B

  Exhibits                                                                                           37

SIGNATURE                                                                                            52

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
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ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

                                              Number of
                                               Common       % of         Issuer             Owner's
                                               Shares      Voting         Book               Book
         Name of Company                       Owned        Power         Value              Value         Business Type
         --------------                       ---------    ------        ------             -------        -------------
Ameren Corporation                                                    4,398,161,560     4,398,161,560     Holding Company

  Ameren Capital Trust I*                                                                                 Financing Subsidiary

  Ameren Capital Trust II*                                                                                Financing Subsidiary

  Union Electric Company                     102,123,834    100.0     2,809,678,444     2,809,678,444     Electric & Gas Utility


    Electric Energy, Inc.                         24,800     40.0        54,911,982        21,964,793     Electric

      Joppa & Eastern Railroad Co.                10,000    100.0           100,000           100,000     Rail Transport

      Midwest Electric Power, Inc.                 1,000    100.0           100,000           100,000     Generating Company

      Met-South, Inc.                                100    100.0             5,000             5,000     Wholesale Marketing

      Southern Materials Transfer, Inc.           10,000    100.0                 0                 0     Coal Terminal

      Massac Enterprises, LLC                                                                             Purchasing Company

      Joppa Generating Station L.L.C.*                                                                    Inactive

    Union Electric Development Corp.              18,500    100.0       (24,703,886)       (24,703,886)   Community Development &
                                                                                                          Energy-Related Investments

    Union Electric Capital Trust I*                                                                       Financing Subsidiary

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

  Central Illinois Public Service Company                   100.0       481,699,547         481,699,547   Electric & Gas

    CIPS Energy, Inc.*                               100    100.0             1,000               1,000   Inactive

  CIPSCO Investment Company                          100    100.0         5,808,184           5,808,184   Leasing and Energy-Related
                                                                                                          Investments
    CIPSCO Securities Company                        100                    932,786             932,786   Investments

    CIPSCO Venture Company                           100                    381,110             381,110   Civic and Economic
                                                                                                          Development

    CIPSCO Leasing Company                           100                  5,430,155           5,430,155   Leveraged Leases


      CLC Aircraft Leasing Co.                       100                                                  Equipment Leasing

      CLC Leasing Co. A                              100                                                  Equipment Leasing

      CLC Leasing Co. C                                                                                   Inactive

    CIPSCO Energy Company                            100       100.0     16,934,480          16,934,480   Energy-Related Investments

      CEC-ACLP Co.                                                                                        Investments

  Ameren Energy, Inc.                              1,000       100.0     (7,229,902)         (7,229,902)  Power Marketing,
                                                                                                          Energy-Related
                                        2

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003


  Ameren Services Company                          1,000       100.0      4,654,478           4,654,478   Services to Ameren and its
                                                                                                          affiliates

  Ameren Development Company                       1,000       100.0     (30,884,716)        (30,884,716) Holding Company

    Ameren ERC, Inc.                               1,000       100.0     (7,033,117)         (7,033,117)  Energy-Related

      Missouri Central Railroad Company          100,000       100.0      6,199,975           6,199,975   Rail Transport

      Gateway Energy Systems, L.C.                                                                        Energy-Related
      and affiliates

    Ameren Energy Communications, Inc.             1,000       100.0    (22,786,461)        (22,786,461)  Communications Related

  Ameren Energy Resources Company                  1,000       100.0    330,671,211         330,671,211   Holding Company

    AmerenEnergy Medina Valley                                 100.0     28,385,504          28,385,504   Generating Company
    Cogen (No. 4), L.L.C.<F2>

    AmerenEnergy Medina Valley                                 100.0        221,924             221,924   Generating Company
    Operations, L.L.C.<F3>


    AmerenEnergy Medina Valley Cogen                           100.0     27,733,283          27,733,283   Generating Company
    (No. 2), L.L.C.<F4>

    AmerenEnergy Medina Valley                                 100.0     27,737,658          27,737,658   Generating Company
    Cogen, L.L.C.<F5>

    Illinois Materials Supply Co.                  1,000       100.0     (2,324,772)         (2,324,772)  Purchasing Company

                                       3

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

    Ameren Energy Marketing Co.                    1,000       100.0    (13,816,358)        (13,816,358)  Wholesale and Retail
                                                                                                          Marketing

    Ameren Energy Development Co.                  1,000       100.0    317,626,168         317,626,168   Generating Facilities

      Ameren Energy Generating Co.                 2,000       100.0    325,364,358         325,364,358   Generating Company

    Ameren Energy Fuels and Services               1,000       100.0     (2,574,243)         (2,574,243)  Fuel Purchasing
    Company

      Cowboy Railroad Development                              70.97                                      Develop feasibility study
      Company, LLC                                                                                        For railroad

      AFS Development Company, LLC                             100.0                                      Investments

    Electric Energy, Inc.                         12,400        20.0     54,911,982          10,982,396   Electric

      Joppa & Eastern Railroad Co.                10,000                    100,000             100,000   Rail Transport

      Met-South, Inc.                                100                      5,000               5,000   Wholesale marketing

      Midwest Electric Power, Inc.                   100                    100,000             100,000   Generating Company

      Southern Materials Transfer, Inc.           10,000                          0                   0   Coal Terminal

      Massac Enterprises, LLC                                                                             Purchasing Company

      Joppa Generating Station L.L.C.                                                                     Inactive

                                       4

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003


  CILCORP Inc.<F6>                                 1,000       100.0    477,881,173         477,881,173   Holding Company

    Central Illinois Light Company<F7>                         100.0    323,035,867         323,035,867   Electric & Gas Utility

      CILCO Exploration and                          100       100.0        295,615             295,615   Exploration of sources of
      Development Co.<F8>                                                                                 natural gas or
                                                                                                          supplemental gas

      AmerenEnergy Resources                       1,000       100.0    305,346,563         305,346,563   Owns & operates electric
      Generating Company<F9>                                                                              generation assets

      CILCO Energy Corporation<F10>                35,000       100.0       443,891             443,891   Research development

    CILCORP Investment Management Inc.<F11>         5,822       100.0    34,334,499          34,334,499   Investments


      CIM Air Leasing Inc.<F12>                       100       100.0     4,172,921           4,172,921   Lease interest in
                                                                                                          commercial aircraft

      CIM Energy Investments Inc.<F13>                100       100.0                                     Investment in non-
                                                                                                          regulated energy
                                                                                                          production facilities

      CIM Leasing Inc.<F14>                           100       100.0     7,872,716           7,872,716   Lease investments


      CILCORP Lease Management Inc.<F15>               61       100.0    20,179,044          20,179,044   Lease investments

        CLM Inc., IV <F16>                          1,000       100.0     6,269,493           6,269,493   Lease investments

        CLM Inc., VII<F17>                          1,000       100.0     1,207,462           1,207,462   Lease investments

                                       5

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

        CLM Inc., VIII<F18>                         1,000       100.0     1,206,951           1,206,951   Lease investments

        CLM XII Inc.<F19>                             500       100.0        16,815              16,815   Lease investments

        CLM X, Inc.<F20>                              500       100.0    17,484,625          17,484,625   Holding company

          CLM XI, Inc.<F21>                           500       100.0       119,255             119,255   Lease investments

          CLM Inc., VI<F22>                         1,000       100.0    17,315,370          17,315,370   Lease investments

    QST Enterprises Inc.*<F23>                     43,250       100.0     6,483,255           6,483,255   Inactive

        QST Energy Inc*.<F24>                      44,125       100.0     5,480,260           5,480,260   Inactive

          QST Energy Trading Inc.*<F25>            16,100       100.0    (1,346,414)         (1,346,414)  Inactive

        QST Inc.*<F26>                              1,000                                                 Inactive

        CILCORP Infraservices Inc.<F27>             1,000       100.0       824,230             824,320   Technical & maintenance
                                                                                                          services

        ESE Land Corporation<F28>                   1,000                                                 Real estate

          Savannah Resources Corp.<F29>             1,000       100.0                                     Real estate

          ESE Placentia Development                   100       100.0                                     Real estate
          Corporation<F30>

          California/Nevada Development                          15.0                                     Real estate
          L.L.C.<F31>

    CILCORP Ventures Inc.<F32>                      7,352       100.0     1,248,025           1,248,025   Investment-Energy related
                                                                                                          products and services

                                       6

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

      CILCORP Energy Services Inc.<F33>            67,820       100.0     1,211,119           1,211,119   Energy

      Agricultural Research & Development             800        80.0        37,599              30,079   Agricultural research
      Corp.<F34>

      Peoria Medical Research Corp.<F35>            1,000        14.0                                     Partnership engaged in
                                                                                                          medical research

----------------------
*     Inactive Company


                                       7

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

                                                               FOOTNOTES

<F1>  AmerenEnergy Medina Valley Cogen (No. 4), L.L.C. is on Illinois Limited Liability Company organized on June 26, 2000 and acquired by Ameren Corporation on February 4, 2003.

<F2>  AmerenEnergy Medina Valley Operations, L.L.C. is an Illinois Limited Liability Company organized on June 26, 2000 and acquired by Ameren Corporation on February 4, 2003.

<F3>  Ameren Energy Medina Valley Cogen (No. 2), L.L.C. is an Illinois Limited Liability Company organized on June 26, 2000 and acquired by Ameren Corporation on February 4, 2003.

<F4>  AmerenEnergy Medina Valley Cogen, L.L.C. is an Illinois Limited Liability Company organized on June 26, 2000 and acquired by
      Ameren Corporation on February 4, 2003.

<F5>  CILCORP Inc. is an Illinois corporation incorporated on January 10, 1985 and acquired by Ameren Corporation on
      January 31, 2003.

<F6>  Central Illinois Light Company is an Illinois corporation incorporated on November 15, 2001.

<F7>  CILCO Exploration and Development Co. is an Illinois corporation incorporated on June 27, 1973 and acquired by Ameren
      Corporation on January 31, 2003.

<F8>  AmerenEnergy Resources Generating Company is an Illinois corporation incorporated on November 15, 2001 as Central Illinois
      Generation, Inc., and acquired by Ameren Corporation on January 31, 2003.

<F9> CILCO Energy Corporation is an Illinois corporation incorporated on November 12, 1975 and acquired by Ameren Corporation on
      January 31, 2003.

<F10> CILCORP Investment Management Inc. is an Illinois corporation incorporated on November 13, 1998 and acquired by Ameren
      Corporation on January 31, 2003.

                                        8


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

<F11> CIM Air Leasing Inc. is a Delaware corporation incorporated on December 8, 1993 and acquired by Ameren Corporation on January
      31, 2003.

<F12> CIM Energy Investments Inc. is an Illinois corporation incorporated on August 23, 1993 and acquired by Ameren Corporation on
      January 31, 2003.

<F13> CIM Leasing Inc. is a Delaware corporation incorporated on August 23, 1993 and acquired by Ameren Corporation on January 31,
      2003.

<F14> CILCORP Lease Management Inc. is a Delaware corporation incorporated on April 12, 1984 and acquired by Ameren Corporation on
      January 31, 2003.

<F15> CIM Inc., IV is a Delaware corporation incorporated on December 18, 1986 and acquired by Ameren Corporation on January 31,
      2003.

<F16> CLM Inc., VII is a Delaware corporation incorporated on December 22, 1986 and acquired by Ameren Corporation on January 31,
      2003.

<F17> CLM Inc., VIII is a Delaware corporation incorporated on December 22, 1986 and acquired by Ameren Corporation on January 31,
      2003.

<F18> CLM XII Inc. is a Delaware corporation incorporated on November 21, 2003.

<F19> CLM X Inc. is a Delaware corporation incorporated on September 22, 2000 and acquired by Ameren Corporation on January 31,
      2003.

<F20> CLM XI Inc. is a Delaware corporation incorporated on September 22, 2000 and acquired by Ameren Corporation January 31, 2003.

<F21> CLM Inc, VI is a Delaware corporation incorporated on December 18, 1986 and acquired by Ameren Corporation January 31, 2003.

<F22> QST Enterprises Inc. is an Illinois Corporation incorporated on November 21, 1995 and acquired by Ameren Corporation on
      January 31, 2003.

<F23> QST Energy Inc. is an Illinois corporation incorporated on November 21, 1995 and acquired by Ameren Corporation on January 31,
      2003.

<F24> QST Energy Trading Inc. is an Illinois corporation incorporated on November 21, 1995 and acquired by Ameren Corporation on
      January 31, 2003.

                                       9

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

<F25> QST Inc. is an Illinois corporation incorporated on November 21, 1995 and acquired by Ameren Corporation on January 31, 2003.


<F26> CILCORP Infraservices Inc. is an Illinois corporation incorporated on November 13, 1998 and acquired by Ameren Corporation on
      January 31, 2003.

<F27> ESE Land Corporation is an Illinois corporation incorporated on October 24, 1995 and acquired by Ameren Corporation on January
      31, 2003.

<F28> Savannah Resources Corp. is a California corporation incorporated on September 26, 1994 and acquired by Ameren Corporation on
      January 31, 2003.

<F29> ESE Placentia Development Corporation is an Illinois corporation incorporated on February 16, 1996 and acquired by Ameren
      Corporation on January 31, 2003.

<F30> California/Nevada Development, L.L.C. is a Delaware limited liability company organized on November 20, 1997 and acquired by
      Ameren Corporation on January 31, 2003

<F31> CILCORP Ventures Inc. is an Illinois corporation incorporated on October 8, 1985 and acquired by Ameren Corporation on
      January 31, 2003.

<F32> CILCORP Energy Service Inc. is an Illinois corporation incorporated on April 11, 1994 and acquired by Ameren Corporation on
      January 31, 2003.

<F33> Agricultural Research and Development Corporation is an Illinois corporation incorporated on May 26, 1987, and acquired by
      Ameren Corporation on January 31, 2003.

<F34> Peoria Medical Research Corporation is an Illinois corporation  incorporated on February 28, 1990 and Acquired by Ameren
      Corporation on January 31, 2003.


ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

     Pursuant to the territorial agreement between Union Electric Company, d/b/a AmerenUE, and Callaway Electric Cooperative, and reliance on Rule 44, AmerenUE sold electric transmission and distribution facilities in the amount of $400,000 in 2003.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

     A.  Union Electric Company - Debt Issuance (Rule 52 exemption)

          1. Issuance of $184 million senior secured notes (secured by first mortgage bonds), 5.50% due March 15, 2034. Issued on March 10, 2003.

          2. Issuance of $114 million senior secured notes (secured by first mortgage bonds), 4.75% due April 1, 2015. Issued on April 9, 2003.

          3. Issuance of $200 million senior secured notes (secured by first mortgage bonds), 5.10% due August 1, 2018. Issued on July 28, 2003.

          4. Issuance of $200 million senior secured notes (secured by first mortgage bonds), 4.65% due October 1, 2013. Issued on October 7, 2003.


     B.   Ameren Corporation - Guarantees (Rule 45 (b) (6) exemption)

          1. Ameren Corporation and its utility subsidiaries are self-insured for Worker's Compensation Insurance and the Ameren Corporation guarantees the payment of outstanding claims of subsidiaries (the "Reserve"). At 12/31/03 the Reserve amounted to $28,650,669. The highest amount outstanding at any time during the year cannot be readily determined.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

     A.   Union Electric Company - Debt Retirements (Rule 42 exemption)

          1. On April 9, 2003, this system company redeemed, with proceeds from its issuance of $184 million 5.50% senior secured notes (secured by first mortgage bonds) due 2034, its $104 million principal amount 8.25% First Mortgage Bonds.

          2. On May 9, 2003, this system company redeemed, with proceeds from its issuance of $114 million 4.75% senior secured notes (secured by first mortgage bonds) due 2015, its $85 million principal amount 8.00% First Mortgage Bonds.

          3. On July 15, 2003, this system company retired, with proceeds from its issuance of $200 million 5.10% senior secured notes (secured by first mortgage bonds), upon maturity its $100 million principal amount 7.65% first mortgage bonds.

          4. On September 2, 2003, this system company redeemed, with proceeds from its issuance of $200 million 5.10% senior secured notes (secured by first mortgage bonds) due 2018, its $75 million principal amount 7.15% First Mortgage Bonds.


     B. Central Illinois Public Service Company - Debt and Preferred Stock Retirements (Rule 42 exemption)

          1. On March 15, 2003, this system company retired, with cash, upon maturity its $5 million principal amount 6.99% Series 97-1 First Mortgage Bonds, Medium-Term Notes.

          2. On April 1, 2003, this system company retired, with cash, upon maturity its $40 million principal amount 6.375% Series Z First Mortgage Bonds.

          3. On April 7, 2003, this system company redeemed, with cash, its $50 million principal amount 7.50% Series X First Mortgage Bonds.

          4. On December 31, 2003, this system company redeemed, with cash, its $30 million principal Cumulative Preferred Stock, Auction Series A.


     C. Central Illinois Light Company - Debt and Preferred Stock Retirements (Rule 42 exemption)

          1. On April 30, 2003, this system company redeemed, with cash, its $65 million principal amount 8.20% First Mortgage Bonds.

          2. On April 30, 2003, this system company redeemed, with cash, its $10 million principal amount 7.80% Medium-Term Note A Series secured by First Mortgage Bonds.

          3. On July 1, 2003, this system company retired, with cash, $1.1 million principal amount of its 5.85% cumulative preferred stock due 2008 pursuant to annual sinking fund requirements.

          4. On August 18, 2003, this system company redeemed, with cash, both its $2.4 million principal amount Hallock Substation and $2.4 million principal amount Kickapoo Substation funded term loans.

     D. AmerenEnergy Medina Valley Cogen LLC - Debt Retirements (Section 32 exemption)

          1. On June 30, 2003, this system company redeemed, with cash, its $35.9 million principal amount funded term loan.


     E.   Ameren Corporation - Debt Retirements

          1. On December 12, 2003, this system company retired, with cash, upon maturity its $150 million principal amount floating rate notes.


     F.   CILCORP Inc. - Debt Retirements (Rule 42 exemption)

          1. On September 12, 2003, this system company repurchased, with cash, $27 million principal amount of its 8.70% senior notes due 2009.

          2. On September 12, 2003, this system company repurchased, with cash, $12.9 million principal amount of its 9.375% senior notes due 2029.


     G.   Electric Energy, Inc. - Debt Retirements (Section 32 exemption)

          1. On December 15, 2003, this system company retired, with cash, $6.7 million principal amount of its 8.60% medium term notes due 2005 pursuant to annual sinking fund requirements

          2. On December 15, 2003, this system company retired, with cash, $7.8 million principal amount of its 6.61% medium term notes due 2005 pursuant to annual sinking fund requirements

ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

  A. At 12/31/03 Ameren Corporation had $52,747,811 invested in the following temporary cash investments. These investments were in short-term money market funds.

     1.   Federated  Investors  funds:  $25,661,014

     2.   Bank  of  America  funds:  $27,086,797

  B. At 12/31/03 Union Electric Company had $13,593,000 of cash invested in Federated short-term money market funds.

  C. Aggregate amount of investments in persons operating in the retail service area of Ameren Corporation or of its subsidiaries.

     1.   Union Electric Company

          (a)  Envirotech Investment Fund, L.L.C. Capital investments in energy-
               related  businesses  with  Company  contributions   amounting  to
               $1,068,759 as of 12/31/03.

     2.   Electric Energy, Inc

          (a) Massac Enterprises, LLC Capital contribution of $100,000 for purchasing operations within "enterprise zones".

     3.   Union Electric Development Corporationn

          (a)  Civic  Ventures  Investment  Fund, LP
               Investment  fund to promote  growth and  development of small and
               minority   business   enterprises   with  Company   contributions
               amounting to $68,667 as of 12/31/03.

          (b)  Lewis  and  Clark  Industrial  Development Corporation
               Capital contribution in civic development of $5,000 as of 12/31/03.

          (c)  Laclede's Landing Redevelopment Corporation
               Capital contribution in civic development of $10,000 as of 12/31/03.

          (d)  Gateway National Bank
               Capital contribution in civic development of $60,000 as of 12/31/03.

          (e)  NEMO Bank Community Development Corporation
               Capital contribution in civic development of $1,000 as of 12/31/03.

          (f)  St. Louis Equity Funds - 1988,  1990,  1991,  1992,  1993,  1994,
               1995,  1996,  1997,  1998, 1999, 2000, 2001, 2002 and 2003 - Real
               estate investment funds, with the Company's total contributions as of 12/31/03 of $6,389,594. Includes purchase of tax credits from Mercantile Community Development Corporation, Federal National Mortgage Association and U.S. Bancorp Community Development Corporation, along with a subscription commitment as noted in Footnote 1, Page 14. No established market value.

          (g)  Homestead Brookfield Housing
               Capital contribution for economic development amounting to $1,061 as of 12/31/03.

     4.   CIPSCO Investment Company

          (a) Illinois Equity Funds - 1992, 1994, 1996, 1998, and 2000 Limited Partnerships and St. Louis Equity Funds 1999 LLC, 2000 LLC, 2001 LLC, 2002 LLC, and 2003 LLC. Various ownership interests of not more than 20% in various limited partnerships. Total commitment to equity funds of $7,000,000. No established market value, book value is $3,333,350. Includes purchase of tax credits from Mercantile Community Development Corporation.

     5.   CIPSCO Venture Company Holdings:

          Total equity interest in the investments listed below is $381,110

          (a)  Mattoon Enterprise Park, LLC.
               A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

          (b)  MACC, LLC
               A 33.33% interest, but not the managing member, in the above named limited l iability company. No established market value.

     6.   CIPSCO Leasing Company

          Total current asset book value of investments listed below is $27,451,247.

          (a) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of CIPSCO Leasing Company.

          (b) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

          (c)  A 25%  undivided  interest  in a  leveraged  lease  financing  of
               various  oil  and  gas   production   equipment  held  under  the
               subsidiary name CLC Leasing Company A.

          (d)  CLC  Leasing   Company  C  established   for  future   investment
               opportunities; no current investments.

     7.   CIPSCO Energy Company

          (a)  Appomattox Cogeneration L.P.
               A 24.75% limited partnership interest in the above named Limited Partnership. This investment is held in CEC-ACLP Company, a subsidiary of CIPSCO Energy Company. Book value is $2,710,888.


          (a)  Gateway Energy Systems, LLC and affiliates
               An 89.1% interest in the above named Limited Liability Company amounting to $1,103,067 as of 12/31/03.

     9.   Ameren Energy Communications, Inc.

          (a)  Enporion Inc.
               Ameren was one of seven founding members of the above named e-commerce company with a $5,000,000 investment as of 12/31/03.

     10.  CILCORP Investment Management Inc.

          (a) Illinois Equity Funds - 1992, 1994, 1996 and 1998. Real estate investment funds with various ownership interests of less than 10% with the Company's total contribution as of 12/31/03 of $16,428,729. Includes interest in Midwest Tax Credit Fund I and Midwest Tax Credit Fund II and Bank One Fund III.

     11.  CIM Leasing Inc.

          (a)  Sun America 51 - Real  estate  investment  fund with  interest of
               5.7214%  with  the  a  total   contribution  as  of  12/31/03  of
               $7,499,998.

ITEM 6. OFFICERS AND DIRECTORS - PART l.

The positions of officers and director of all system companies as of December 31, 2003 were as follows:

NAME AND ADDRESS                                                  POSITION
AMEREN CORPORATION

WARNER L. BAXTER                      ST. LOUIS, MO               EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO               VP, T
WILLIAM E. CORNELIUS                  ST. LOUIS, MO               D
SUSAN S. ELLIOTT                      ST. LOUIS, MO               D
CLIFFORD L. GREENWALT                 SPRINGFIELD, IL             D
THOMAS A. HAYS                        ST. LOUIS, MO               D
RICHARD A. LIDDY                      ST. LOUIS, MO               D
GORDON R. LOHMAN                      CHICAGO, IL                 D
RICHARD A. LUMPKIN                    MATTOON, IL                 D
MARTIN J. LYONS                       ST. LOUIS, MO               VP, C
JOHN PETERS MACCARTHY                 ST. LOUIS, MO               D
PAUL L. MILLER, JR.                   ST. LOUIS, MO               D
CHARLES W. MUELLER                    ST. LOUIS, MO               D, CM, CEO
DOUGLAS R. OBERHELMAN                 ST. LOUIS, MO               D
GARY L. RAINWATER <F2>                ST. LOUIS, MO               P, COO, D
HARVEY SALIGMAN                       ST. LOUIS, MO               D
STEVEN R. SULLIVAN                    ST. LOUIS, MO               SVP, GC, S

UNION ELECTRIC COMPANY

RONALD D. AFFOLTER                    ST. LOUIS, MO               VP
WARNER L. BAXTER                      ST. LOUIS, MO               D, EVP. CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO               VP, T
DANIEL F. COLE                        ST. LOUIS, MO               SVP
RICHARD A. LIDDY                      ST. LOUIS, MO               D
RICHARD A. LUMPKIN                    ST. LOUIS, MO               D
PAUL L. MILLER, JR                    ST. LOUIS, MO               D
MARTIN J. LYONS                       ST. LOUIS, MO               VP, C
CHARLES W. MUELLER                    ST. LOUIS, MO               D, CM, CEO
CHARLES D. NASLUND                    ST. LOUIS, MO               VP
GREGORY L. NELSON                     ST. LOUIS, MO               VP
DOUGLAS R. OBERHELMAN                 ST. LOUIS, MO               D
GARY L. RAINWATER <F2>                ST. LOUIS, MO               D, P, COO

                                       17


GARRY L. RANDOLPH                     ST. LOUIS, MO               D, SVP
HARVEY SALIGMAN                       ST. LOUIS, MO               D
STEVEN R. SULLIVAN                    ST. LOUIS, MO               SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO               D, SVP
DAVID A. WHITELEY                     ST. LOUIS, MO               D, SVP
RONALD C. ZDELLAR                     ST. LOUIS, MO               VP


ELECTRIC ENERGY, INC.

RICK A. BOWEN                         ST. LOUIS, MO               D
DANIEL F. COLE                        ST. LOUIS, MO               D
RICHARD W. EIMER, JR.                 DECATUR, IL                 D
JAMES M. HELM                         JOPPA, IL                   S, T
R. ALAN KELLEY                        ST. LOUIS, MO               D, CM
CHARLES D. NASLUND                    ST. LOUIS, MO               D
ROBERT L. POWERS                      JOPPA, IL                   P
GARY L. RAINWATER                     ST. LOUIS, MO               D
WILLIAM SHEPPARD                      JOPPA, IL                   VP
A. ROGER SMITH                        LOUISVILLE, KY              D
PAUL W. THOMPSON                      LOUISVILLE, KY              D
DAVID A. WHITELEY                     ST. LOUIS, MO               D

JOPPA & EASTERN RAILROAD COMPANY

JEFFREY S. BERKBIGLER                 CARBONDALE, IL              S
JAMES M. HELM                         JOPPA, IL                   T
JOHN S. RENDLEMAN                     CARBONDALE, IL              P, D

MET-SOUTH, INC.

JEFFREY S. BERKBIGLER                 CARBONDALE, IL              VP
CHERYL L. ERDMAN                      CARBONDALE, IL              S
JAMES M. HELM                         JOPPA, IL                   T
JOHN S. RENDLEMAN                     CARBONDALE, IL              P, D

MIDWEST ELECTRIC POWER, INC.

JEFFREY S. BERKBIGLER                 CARBONDALE, IL              S
JAMES M. HELM                         JOPPA, IL                   T
JOHN S. RENDLEMAN                     CARBONDALE, IL              P, D

SOUTHERN MATERIALS TRANSFER, INC.

JEFFREY S. BERKBIGLER                 CARBONDALE, IL              S, D
JAMES M. HELM                         JOPPA, IL                   T
JOHN S. RENDLEMAN                     CARBONDALE, IL              P, D

MASSAC ENTERPRISES, LLC

JOHN R. DALY                          JOPPA, IL                   MB
JEFFREY S. BERKBIGLER                 CARBONDALE, IL              MB
JAMES M. HELM                         JOPPA, IL                   MB
JOHN S. RENDLEMAN                     CARBONDALE, IL              MB


                                       18

UNION ELECTRIC DEVELOPMENT CORPORATION

WARNER L. BAXTER                      ST. LOUIS, MO               D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO               D, VP, T
DANIEL F. COLE                        ST. LOUIS, MO               D
MARTIN J. LYONS                       ST. LOUIS, MO               VP, C
GREGORY L. NELSON                     ST. LOUIS, MO               VP
GARY L. RAINWATER                     ST. LOUIS, MO               D, P
STEVEN R. SULLIVAN                    ST. LOUIS, MO               D, SVP, GC, S

ST. LOUIS EQUITY FUND 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997,
1998, 1999, 2000, 2001, 2002, 2003, 2004

JERRE E. BIRDSONG                     ST. LOUIS, MO              CM

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D, SVP
JIMMY L. DAVIS                        ST. LOUIS, MO              VP
RICHARD A. LIDDY                      ST. LOUIS, MO              D
RICHARD A. LUMPKIN                    ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
PAUL L. MILLER, JR.                   ST. LOUIS, MO              D
CHARLES W. MUELLER (1)                ST. LOUIS, MO              D
CRAIG D. NELSON                       ST. LOUIS, MO              VP
GREGORY L. DAVIS                      ST. LOUIS, MO              VP
DOUGLAS R. OBERHELMAN                 ST. LOUIS, MO              D
GARY L. RAINWATER                     ST. LOUIS, MO              D, P, CEO
GARRY L. RANDOLPH                     ST. LOUIS, MO              SVP
HARVEY SALIGMAN                       ST. LOUIS, MO              D
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              D, SVP
DAVID A. WHITELEY                     ST. LOUIS, MO              D, SVP


CIPS ENERGY, INC.

GARY L. RAINWATER                     ST. LOUIS, MO              D, P
GREGORY L. NELSON                     ST. LOUIS, MO              VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              D, VP, S, T


CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, CH, P
MARTIN J. LYONS                       ST. LOUIS, MO              C, D
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S


                                       19

CIPSCO SECURITIES COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S

CIPSCO VENTURE COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S


MATTOON ENTERPRISES PARK LLC

LEE R. NICKLOY                        ST. LOUIS, MO              D

MACC, LLC

LEE R. NICKLOY                        ST. LOUIS, MO              D

ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998, 2000, 2002, 2003

LEE R. NICKLOY                        ST. LOUIS, MO              D

CIPSCO LEASING COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S


CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S

CLC LEASING CO. A

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C


                                       20

GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S

CIPSCO ENERGY COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S


CEC-ACLP CO.

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO              D, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
LEE R. NICKLOY                        ST. LOUIS, MO              D, VP, T
STEVEN R. SULLIVAN                    ST. LOUIS, MO              S


AMEREN ENERGY, INC.

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
MARK C. BIRK                          ST. LOUIS, MO              VP
DANIEL F. COLE                        ST. LOUIS, MO              D
CHARLES W. MUELLER <F1>               ST. LOUIS, MO              D
GREGORY L. NELSON                     ST. LOUIS, MO              VP
GARY L. RAINWATER                     ST. LOUIS, MO              D
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              P, D


AMEREN SERVICES CO.

WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
MARK C. BIRK                          ST. LOUIS, MO              VP
CHARLES A. BREMER                     ST. LOUIS, MO              VP
DANIEL F. COLE                        ST. LOUIS, MO              D, SVP
JIMMY L. DAVIS                        ST. LOUIS, MO              VP
MARTIN J. LYONS                       ST. LOUIS, MO                    VP, C
RICHARD J. MARK                       ST. LOUIS, MO              VP
DONNA K. MARTIN                       ST. LOUIS, MO              VP
MICHAEL L. MENNE                      ST. LOUIS, MO              VP
CHARLES W. MUELLER <F1>               ST. LOUIS, MO              D, CM, CEO
MICHAEL G. MUELLER                    ST. LOUIS, MO              VP
CRAIG D. NELSON                       ST. LOUIS, MO              VP
GREGORY L. NELSON                     ST. LOUIS, MO              VP
GARY L. RAINWATER <F2>                ST. LOUIS, MO              D, P, COO
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
DAVID A. WHITELEY                     ST. LOUIS, MO              SVP


                                       21


SAMUEL E. WILLIS                      ST. LOUIS, MO              VP
THOMAS R. VOSS                        ST. LOUIS, MO              D, SVP
RONALD C. ZDELLAR                     ST. LOUIS, MO              VP


AMEREN DEVELOPMENT COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
GARY L. RAINWATER                     ST. LOUIS, MO              D, P
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
DAVID A. WHITELEY                     ST. LOUIS, MO              D

AMEREN ERC, INC.

WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
MICHAEL G. MUELLER                    ST. LOUIS, MO              VP
GARY L. RAINWATER                     ST. LOUIS, MO              D
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              P
DAVID A. WHITELEY                     ST. LOUIS, MO              D

GATEWAY ENERGY SYSTEMS, L.C. AND AFFILIATES

WARNER L. BAXTER                      ST. LOUIS, MO              M
JERRE E. BIRDSONG                     ST. LOUIS, MO              M
PAUL MCKEE                            ST. LOUIS, MO              M

AMEREN ENERGY COMMUNICATIONS, INC.

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
GREGORY L. NELSON                     ST. LOUIS, MO              VP
GARY L. RAINWATER                     ST. LOUIS, MO              D
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              SVP
DAVID A. WHITELEY                     ST. LOUIS, MO              P

AMEREN ENERGY RESOURCES COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
R. ALAN KELLEY                        ST. LOUIS, MO              VP
MICHAEL L. MOEHN                      ST. LOUIS, MO              VP
CHARLES W. MUELLER                    ST. LOUIS, MO              D
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS A. VOSS                        ST. LOUIS, MO              P, D


                                       22


MISSOURI CENTRAL RAILROAD COMPANY

JERRE E. BIRDSONG                     ST. LOUIS, MO              D
DANIEL F. COLE                        ST. LOUIS, MO              D
R. ALAN KELLEY                        ST. LOUIS, MO              D
MICHAEL G. MUELLER                    ST. LOUIS, MO              D
ROBERT K. NEFF                        ST. LOUIS, MO              P
GREGORY L. NELSON                     ST. LOUIS, MO              VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              D, SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              D


ILLINOIS MATERIALS SUPPLY CO.

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
R. ALAN KELLEY                        ST. LOUIS, MO              VP
GREGORY L. NELSON                     ST. LOUIS, MO              VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
DAVID A. WHITELEY                     ST. LOUIS, MO              SVP
THOMAS R. VOSS                        ST. LOUIS, MO              D, P


AMEREN ENERGY MARKETING COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
GREGORY L. NELSON                     ST. LOUIS, MO              VP
ANDREW M. SERRI                       ST. LOUIS, MO              VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              D, P


AMEREN ENERGY DEVELOPMENT COMPANY

JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
R. ALAN KELLEY                        ST. LOUIS, MO              D, VP
GREGORY L. NELSON                     ST. LOUIS, MO              VP
ROBERT L. POWERS                      ST. LOUIS, MO              VP
JERRY L. SIMPSON                      SPRINGFIELD, IL            VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              D, P


AMEREN ENERGY GENERATING COMPANY

JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
DANIEL F. COLE                        ST. LOUIS, MO              D
R. ALAN KELLEY                        ST. LOUIS, MO              SVP
RICHARD A. LIDDY                      ST. LOUIS, MO              D
RICHARD A. LUMPKIN                    ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
PAUL L. MILLER, JR.                   ST. LOUIS, MO              D

                                       23

CHARLES W. MUELLER <F1>               ST. LOUIS, MO              D
GREGORY L. NELSON                     ST. LOUIS, MO              VP
DOUGLAS R. OBERHELMAN                 ST. LOUIS, MO              D
ROBERT L. POWERS                      ST. LOUIS, MO              VP
GARY L. RAINWATER                     ST. LOUIS, MO              D
GARRY L. RANDOLPH                     ST. LOUIS, MO              SVP
HARVEY SALIGMAN                       ST. LOUIS, MO              D
JERRY L. SIMPSON                      SPRINGFIELD, IL            VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              P, D
DAVID A. WHITELEY                     ST. LOUIS, MO              D, SVP


AMEREN ENERGY FUELS AND SERVICES COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
MICHAEL G. MUELLER                    ST. LOUIS, MO              VP
GREGORY L. NELSON                     ST. LOUIS, MO              VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              P, D

AFS DEVELOPMENT COMPANY, LLC

JERRE E. BIRDSONG                     ST. LOUIS, MO              T
DANIEL F. COLE                        ST. LOUIS, MO              P
MICHAEL G. MUELLER                    ST. LOUIS, MO              VP
GREGORY L. NELSON                     ST. LOUIS, MO              VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S


COWBOY RAILROAD DEVELOPMENT COMPANY, LLC

DANIEL F. COLE                        ST. LOUIS, MO              M
MICHAEL G. MUELLER                    ST. LOUIS, MO              M
ROBERT K. NEFF                        ST. LOUIS, MO              M
ANDREW SOUTHWELL                      ST. LOUIS, MO              M
STEVEN R. SULLIVAN                    ST. LOUIS, MO              M

CILCORP INC.

WARNER L. BAXTER                      ST. LOUIS, MO              D, EVP, CFO
JERRE E. BIRDSONG                     ST. LOUIS, MO              VP, T
DANIEL F. COLE                        ST. LOUIS, MO              D, SVP
RICHARD A. LIDDY                      ST. LOUIS, MO              D
RICHARD A. LUMPKIN                    ST. LOUIS, MO              D
MARTIN J. LYONS                       ST. LOUIS, MO              VP, C
PAUL L. MILLER, JR.                   ST. LOUIS, MO              D
CHARLES W. MUELLER                    ST. LOUIS, MO              D
GREGORY L. NELSON                     ST. LOUIS, MO              VP
DOUGLAS R. OBERHELMAN                 ST. LOUIS, MO              D
GARY L. RAINWATER                     ST. LOUIS, MO              D, P, CEO
GARRY L. RANDOLPH                     ST. LOUIS, MO              SVP

                                       24

HARVEY SALIGMAN                       ST. LOUIS, MO              D
STEVEN R. SULLIVAN                    ST. LOUIS, MO              SVP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO              D, SVP
DAVID A. WHITELEY                     ST. LOUIS, MO              D, SVP

AMERENENERGY MEDINA VALLEY COGEN, (NO. 4) L.L.C.

WARNER L. BAXTER                     ST. LOUIS, MO               M, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
R. ALAN KELLEY                       ST. LOUIS, MO               M, SVP
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
ROBERT L. POWERS                     ST. LOUIS, MO               VP
JERRE L. SIMPSON                     ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               M, SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               M, P

AMERENENERGY MEDINA VALLEY COGEN, (NO. 2) L.L.C.

WARNER L. BAXTER                     ST. LOUIS, MO               M, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
R. ALAN KELLEY                       ST. LOUIS, MO               M, SVP
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
ROBERT L. POWERS                     ST. LOUIS, MO               VP
JERRE L. SIMPSON                     ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               M, SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               M, P

AMERENENERGY MEDINA VALLEY COGEN, L.L.C.

WARNER L. BAXTER                     ST. LOUIS, MO               M, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
R. ALAN KELLEY                       ST. LOUIS, MO               M, SVP
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
ROBERT L. POWERS                     ST. LOUIS, MO               VP
JERRE L. SIMPSON                     ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               M, SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               M, P

AMERENENERGY MEDINA VALLEY OPERATIONS, L.L.C.

WARNER L. BAXTER                     ST. LOUIS, MO               M, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
R. ALAN KELLEY                       ST. LOUIS, MO               M, SVP
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
ROBERT L. POWERS                     ST. LOUIS, MO               VP
JERRE L. SIMPSON                     ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               M, SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               M, P

                                       25

CENTRAL ILLINOIS LIGHT COMPANY

WARNER L. BAXTER                     ST. LOUIS, MO               D, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
SCOTT A. CISEL                       PEORIA, IL                  D, VP, COO
DANIEL F. COLE                       ST. LOUIS, MO               D, SVP
R. ALAN KELLEY                       ST. LOUIS, MO               SVP
RICHARD A. LIDDY                     ST. LOUIS, MO               D
RICHARD A. LUMPKIN                   ST. LOUIS, MO               D
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
PAUL L. MILLER, JR.                  ST. LOUIS, MO               D
CHARLES W. MUELLER                   ST. LOUIS, MO               D
GREGORY L. NELSON                    ST. LOUIS, MO               VP
DOUGLAS R. OBERHELMAN                ST. LOUIS, MO               D
GARY L. RAINWATER                    ST. LOUIS, MO               D, P, CEO
GARRY L. RANDOLPH                    ST. LOUIS, MO               SVP
HARVEY SALIGMAN                      ST. LOUIS, MO               D
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               D, SVP
DAVID A. WHITELEY                    ST. LOUIS, MO               SVP

CILCORP INVESTMENT MANAGEMENT INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               D, VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

QST ENTERPRISES INC.

JERRE E. BIRDSONG                    ST. LOUIS, MO               T
SCOTT A. CISEL                       PEORIA, IL                  VP
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               D, P

CILCORP VENTURES INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
SCOTT A. CISEL                       PEORIA, IL                  D, VP
DANIEL F. COLE                       ST. LOUIS, MO               D, P
GREGORY L. NELSON                    ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               D

CILCO EXPLORATION AND DEVELOPMENT CO.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP

                                       26


LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC, S

AMERENENERGY RESOURCES GENERATING COMPANY

WARNER L. BAXTER                     ST. LOUIS, MO               D, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
DANIEL F. COLE                       ST. LOUIS, MO               D
R. ALAN KELLEY                       ST. LOUIS, MO               SVP
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
ROBERT L. POWERS                     ST. LOUIS, MO               VP
GARRY L. RANDOLPH                    ST. LOUIS, MO               SVP
JERRE L. SIMPSON                     ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               D, P
DAVID A. WHITELEY                    ST. LOUIS, MO               SVP

CILCO ENERGY CORPORATION

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CIM AIR LEASING INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CIM ENERGY INVESTMENTS INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CIM LEASING INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

                                       27


CILCORP LEASE MANAGEMENT INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CLM INC., IV

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC & S

CLM INC. - VII

WARNER L. BAXTER                     ST. LOUIS, MO               D, V-CHM
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P, CHM
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CLM INC. - VIII

WARNER L. BAXTER                     ST. LOUIS, MO               D, V-CHM
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P, CHM
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CLM X INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CLM XII, INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S
KENNETH E. UVA                       (INDEPENDENT)               D

                                       28

CLM INC.- VI

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

CLM XI, INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               D, VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               VP, T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

QST ENERGY INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC, S

CILCORP INFRASERVICES INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               T
SCOTT A. CISEL                       PEORIA, IL                  VP
DANIEL F. COLE                       ST. LOUIS, MO               D
MARTIN J. LYONS                      ST. LOUIS, MO               VP & C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC & S
THOMAS R. VOSS                       ST. LOUIS, MO               D, P

QST INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC & S

ESE LAND CORPORATION

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC & S

                                       29


CALIFORNIA/NEVADA DEVELOPMENT L.L.C.

WARNER L. BAXTER                     ST. LOUIS, MO               M


QST ENERGY TRADING INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC & S

SAVANNAH RESOURCES CORP.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC & S

ESE PLACENTIA DEVELOPMENT CORPORATION

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
MARTIN J. LYONS                      ST. LOUIS, MO               C
LEE R. NICKLOY                       ST. LOUIS, MO               T
GREGORY L. NELSON                    ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               GC & S

CILCORP ENERGY SERVICES INC.

WARNER L. BAXTER                     ST. LOUIS, MO               D, EVP, CFO
JERRE E. BIRDSONG                    ST. LOUIS, MO               VP, T
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
ANDREW M. SERRI                      ST. LOUIS, MO               VP
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S
THOMAS R. VOSS                       ST. LOUIS, MO               D, P

AGRICULTURAL RESEARCH & DEVELOPMENT CORP.

WARNER L. BAXTER                     ST. LOUIS, MO               D
JERRE E. BIRDSONG                    ST. LOUIS, MO               D, P
SCOTT A. CISEL                       ST. LOUIS, MO               VP
MARTIN J. LYONS                      ST. LOUIS, MO               VP, C
GREGORY L. NELSON                    ST. LOUIS, MO               VP
LEE R. NICKLOY                       ST. LOUIS, MO               T
STEVEN R. SULLIVAN                   ST. LOUIS, MO               SVP, GC, S

                                       30

<F1> Charles W.  Mueller  retired on  December  31, 2003 as an officer of Ameren
     Corporation.

<F2> Gary L.  Rainwater  was elected  Chairman  and Chief  Executive  Officer of
     Ameren Corporation and certain
     subsidiaries effective January 1, 2004.

NOTE:  Positions are indicated above by the following symbols:

C       --    Controller
CEO     --    Chief Executive Officer
CFO     --    Chief Financial Officer
CM      --    Chairman
COO     --    Chief Operating Officer
D       --    Director
EVP     --    Executive Vice President
GC      --    General Counsel
M       --    Manager
MB      --    Member
P       --    President
PEO     --    Principal Executive Officer
S       --    Secretary
SVP     --    Senior Vice President
T       --    Treasurer
VP      --    Vice President

ITEM 6. OFFICERS AND DIRECTORS - PART ll.

Financial Connections - The following is a list, as of December 31, 2003, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                                         Position
                                                                          Held in         Applicable
     Name of Officer                                                     Financial        Exemption
      or Director        Name and Location of Financial Institution      Institution        Rules
         (1)                             (2)                                 (3)             (4)
     ---------------     ------------------------------------------      -----------      ----------
                                AMEREN CORPORATION
   Richard A. Lumpkin      First Mid-Illinois Bancshares Inc.            Director         Rule 70(a)
                           First Mid-Illinois Bank & Trust NA            Director         Rule 70(a)

   Douglas R. Oberhelman   South Side Bank - Peoria, Illinois            Director         Rule 70(a)


ITEM 6. OFFICERS AND DIRECTORS - PART lll.

(a) and (b) Directors' and Executive Officers' Compensation and Security Interests.

Information concerning directors, the chief executive officer and the five other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors", "Security Ownership of Management" and "Executive Compensation" in Ameren Corporation's 2004 definitive proxy statement, a copy of which is on file with the SEC in File No. File No. 001-14756.


(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

None.


(d)  Indebtedness of Directors or Executive Officers to System Companies.

None.


(e)  Directors'  and   Executive   Officers'   Participation   in   Bonus   and
     Profit-Sharing Arrangements and Other Benefits.

Information concerning directors, the chief executive officer and the five other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors", "Executive Compensation" and "Arrangements With Named Executive Officers" in Ameren Corporation's 2004 definitive proxy statement, a copy of which is on file with the SEC in File No. File No. 001-14756.

(f)  Directors' and Executive Officers' rights to Indemnity.


The state laws under which each of the System companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the System companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of the System companies are insured under directors' and officers' liability policies issued by Great American Insurance Company, Associated Electric & Gas Insurance Services Limited. Twin City Fire Insurance Company, Allied World Assurance Company Limited and Arch Insurance Limited. The policies are for the period March 1, 2004 to February 28, 2005. Ameren Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

     1. Political
        ---------

     Central Illinois Public Service Company (d/b/a AmerenCIPS), by authorization of its Board of Directors, matched employee and retiree contributions made to the AmerenCIPS Political Action Committee (PAC) in the amount of $40,000. The AmerenCIPS PAC is a political action committee established in accordance with the law of the state of Illinois for the sole purpose of supporting state and local political candidates in the state of Illinois. The $40,000 matching contribution to the AmerenCIPS PAC was made and reported in accordance with Illinois law.

     Union Electric Company (d/b/a AmerenUE), by authorization of its Board of Directors, matched employee contributions made to the AmerenUE Political Action Committee (PAC) in the amount of $38,664.58. The AmerenUE PAC is a continuing committee established in accordance with the laws of the state of Missouri for the sole purpose of supporting state and local political candidates in the state of Missouri. The $38,664.58 matching contribution to the AmerenUE PAC was made and reported in accordance with Missouri law.

     2. Citizens Groups
        ---------------
     None for Illinois

     None for Missouri

        Public Relations Counsel
        ------------------------

     No companies were retained in 2003 on general public relations matters.


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.  Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

                                                      Calendar Year 2003

                                                                                                                Compensation
  Nature of Transactions          Company Performing Service                Company Receiving Service                (4)
           (1)                                (2)                                      (3)                     (in thousands)

Equipment Sales             AmerenUE                                 AmerenEnergy Fuels & Services                  $119
Equipment Sales             AmerenCIPS                               AmerenCILCO                                      22
Equipment Sales             AmerenEnergy Resources Generating        AmerenCILCO                                       4
                            Company
Equipment Sales             AmerenCILCO                              AmerenEnergy Resources Generating                34
                                                                     Company
Materials and Supplies      Illinois Materials Supply Company        AmerenUE                                     11,106
Materials and Supplies      Illinois Materials Supply Company        AmerenCILCO                                     233
Misc. Services              AmerenCIPS                               AmerenEnergy Marketing Company                1,066
Misc. Services              AmerenCIPS                               Ameren Corporation                              287
Misc. Services              AmerenCIPS                               CIPSCO Investment                                 1
Misc. Services              AmerenCIPS                               AmerenCILCO                                     190
Misc. Services              AmerenCIPS                               AmerenUE                                      1,086
Misc. Services              AmerenCIPS                               AmerenERC                                         7
Misc. Services              AmerenUE                                 Ameren Corporation                               25
Misc. Services              AmerenUE                                 AmerenEnergy Co.                                179
Misc. Services              AmerenUE                                 AmerenCIPS                                    1,769
Misc. Services              AmerenUE                                 AmerenERC                                         9
Misc. Services              AmerenUE                                 AmerenEnergy Marketing Company                  907
Misc. Services              AmerenUE                                 AmerenEnergy Resources Generating                 4
                                                                     Company
Misc. Services              AmerenUE                                 AmerenDevelopment Co.                           (3)
Misc. Services              AmerenUE                                 AmerenEnergy Fuels & Services                   650
Misc. Services              AmerenUE                                 Illinois Materials Supply Company                 1
Misc. Services              AmerenUE                                 AmerenEnergy Communications, Inc.                14
Misc. Services              AmerenUE                                 AmerenCILCO                                     168
Misc. Services              AmerenEnergy Fuels & Services            AmerenCIPS                                    1,154
Misc. Services              AmerenEnergy Fuels & Services            Ameren Corporation                              828
Misc. Services              AmerenEnergy Fuels & Services            AmerenUE                                      5,581
Misc. Services              AmerenEnergy Fuels & Services            AmerenEnergy Resources Generating               205
                                                                     Company
Misc. Services              AmerenEnergy Fuels & Services            AmerenCILCO                                     486
Misc. Services              AmerenEnergy                             AmerenEnergy Marketing Company                  751
Misc. Services
Misc. Services              AmerenEnergy Communications, Inc.        AmerenEnergy Marketing Company                    8
Misc. Services              AmerenEnergy Communications, Inc.        AmerenCIPS                                       24
Misc. Services              AmerenEnergy Communications, Inc.        AmerenUE                                        132
Misc. Services              AmerenEnergy Marketing Company           Ameren Corporation                               45
Misc. Services              CIPSCO Investment                        AmerenCIPS                                      134
Misc. Services              CIPSCO Investment                        AmerenEnergy Fuels & Services                     3
Misc. Services              CIPSCO Investment                        AmerenEnergy Marketing Company                    3
Misc. Services              Ameren Corporation                       AmerenCILCO                                   2,202
Misc. Services              AmerenCILCO                              Ameren Corporation                                1

                                       34



Misc. Services              AmerenCILCO                              CILCORP                                       1,454
Misc. Services              AmerenCILCO                              CILCORP Investment Management, Inc.              99
Misc. Services              AmerenCILCO                              CILCORP Infra-Services, Inc.                      3
Misc. Services              AmerenCILCO                              AmerenERC                                        55
Misc. Services              AmerenCILCO                              AmerenEnergy Marketing Company                   21
Misc. Services              AmerenCILCO                              AmerenUE                                        193
Misc. Services              AmerenCILCO                              AmerenCIPS                                       23
Misc. Services              AmerenCILCO                              CILCORP Energy Services, Inc.                   181
Misc. Services              AmerenCILCO                              AmerenEnergy Resources Generating               343
                                                                     Company
Misc. Services              AmerenEnergy Resources Generating        AmerenUE                                          3
                            Company

Part II.                   None.

Part III.                  None.


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Filed confidentially as Appendix A and on Form SE.


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially as Appendix B on Form SE.

                                                   NOTES TO FINANCIAL STATEMENTS
Ameren Corporation                          Reference is made to "Notes to Consolidated Financial
                                            Statements" contained on pages 110 through 175 in the
                                            Ameren combined 2003 Annual Report to Shareholders,
                                            which information is incorporated by reference.


Union Electric Company (AmerenUE)           Reference is made to "Notes to Consolidated Financial
                                            Statements" contained on pages 110 through 175 in the
                                            Ameren combined 2003 Annual Report to Shareholders,
                                            which information is incorporated by reference.


Central Illinois Public Service Company
(AmerenCIPS)                                Reference is made to "Notes to Consolidated Financial
                                            Statements" contained on pages 110 through 175 in the
                                            Ameren combined 2003 Annual Report to Shareholders,
                                            which information is incorporated by reference.


Ameren Energy Generating Company
(Generating Company)                        Reference is made to "Notes to Consolidated Financial
                                            Statements" contained on pages 110 through 175 in the
                                            Ameren combined 2003 Annual Report to Shareholders,
                                            which information is incorporated by reference.

CILCORP Inc.
                                            Reference is made to "Notes to Consolidated Financial
                                            Statements" contained on pages 110 through 175 in the
                                            Ameren combined 2003 Annual Report to Shareholders,
                                            which information is incorporated by reference.


Central Illinois Light Company
(AmerenCILCO)                               Reference is made to "Notes to Consolidated Financial
                                            Statements" contained on pages 110 through 175 in the
                                            Ameren combined 2003 Annual Report to Shareholders,
                                            which information is incorporated by reference.



Note: The "Other" column on the consolidating financial statements is comprised of companies with immaterial activity, as well as eliminations.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                     DESCRIPTION

  A. ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

     A.1 2003 Annual Report on Form 10-K for Ameren Corporation. (File No. 001-14756)

     A.2 2003 Annual Report on Form 10-K for Central Illinois Public Service Company. (File No. 001-03672)

     A.3 2003 Annual Report on Form 10-K for Union Electric Company. (File No. 001-02967)

     A.4 2003 Annual Report on Form 10-K for Ameren Energy Generating Company. (File No. 333-56594)

     A.5  2003 Annual Report on Form 10-K for CILCORP Inc. (File No. 002-95569)

     A.6 2003 Annual Report Form 10-K for Central Illinois Light Company (File No. 001-02732)

     A.7  2004 Proxy Statement of Ameren Corporation. (File No. 001-14756)

     A.8 2004 Proxy Statement of Central Illinois Public Service Company. (File No. 001-03672)

     A.9  2004 Proxy Statement of Union Electric Company. (File No. 001-02967)

     A.10 2004 Proxy Statement of Central Illinois Light Company (File No. 001-02732)

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

     AMEREN CORPORATION (Ameren)

     B1.1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Ameren , CIPSCO Incorporated, Union Electric Company d/b/a AmerenUE (AmerenUE), and Arch Merger Inc. (June 30, 1995 Form 10-Q/A (Amendment No. 1), Exhibit 2(a)).

     B1.2 Restated Articles of Incorporation of Ameren (File No. 33-64165, Annex
          F).

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

     B1.3 Certificate   of   Amendment   to   Ameren's   Restated   Articles  of
          Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

     B1.4 By-Laws  of Ameren as amended to  December  31,  1997 (1997 Form 10-K,
          Exhibit 3(ii)).

     B1.5 By-Laws of Ameren as amended  February 13, 2004 (Exhibit 4.3, File No.
          333-112833)

     UNION ELECTRIC COMPANY (AmerenUE)

     B2.1 Restated Articles of Incorporation of AmerenUE, as filed with the Secretary of State of the State of Missouri (1993 AmerenUE Form 10-K,
          Exhibit 3(i)).

     B2.2 By-Laws of AmerenUE as amended to August 23, 2001  (September 30, 2001
          AmerenUE Form 10-Q, Exhibit 3(ii)).

     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (AmerenCIPS)

     B3.1 Restated  Articles  of  Incorporation  of  AmerenCIPS  (March 31, 1994
          AmerenCIPS Form 10-Q, Exhibit
                  3(b)).

     B3.2 By-Laws of AmerenCIPS as amended  effective August 26, 1999 (September
          30, 1999 Form 10-Q,
                  Exhibit 3(ii)).

     AMEREN ENERGY GENERATING COMPANY (GENERATING COMPANY)

     B4.1 Articles of Incorporation of Generating  Company,  filed March 2, 2000
          (incorporated by reference to Exhibit 3.1 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

     B4.2 Amendment to Articles of  Incorporation of Generating  Company,  filed
          April 19, 2000 (incorporated by reference to Exhibit 3.2 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

     B4.3 By-Laws of Generating  Company  (incorporated  by reference to Exhibit
          3.3 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

     AMEREN ENERGY RESOURCES COMPANY (f/k/a AMEREN INTERMEDIATE HOLDING CO. (RESOURCES COMPANY)

     B5.1 Articles of Incorporation of Resources Company filed September 3, 1999
          (1999 U5S, Exhibit B.1).

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

     B5.2 Articles of Amendment filed March 2, 2000 (1999 U5S, Exhibit B.1).

     B5.3 By-Laws of the Resources  Company  effective  September 15, 1999 (1999
          U5S, Exhibit B.1).

     MISSOURI CENTRAL RAILROAD COMPANY (RAILROAD COMPANY)

     B6.1 Certificate of  Incorporation  of Railroad  Company filed June 6, 1997
          (2000 U5S, Exhibit B.1).

     B6.2 Certificate  of Amendment of Railroad  Company  dated October 19, 1999
          (2000 U5S, Exhibit B.1).

     B6.3 Amended and Restated  By-Laws of Railroad  Company dated September 30,
          1999 (2000 U5S, Exhibit B.1).

     ENPORION, INC. (ENPORION)

     B7.1 Amended and Restated  Certificate of  Incorporation  of Enporion filed
          November 6, 2000 (2000 U5S, Exhibit B.2).

     B7.2 Amended and Restated  By-Laws of Enporion dated November 6, 2000 (2000
          U5S, Exhibit B.2).

     ILLINOIS MATERIALS SUPPLY CO. (IMS)

     B8.1 Articles  of  Incorporation  of IMS filed  January 20, 2000 (2000 U5S,
          Exhibit B.3).

     B8.2 By-Laws of IMS dated January 20, 2000 (2000 U5S, Exhibit B.3).

     AMEREN ENERGY MARKETING COMPANY (MARKETING COMPANY)

     B9.1 Articles of  Incorporation  of Marketing  Company  filed March 2, 2000
          (2000 U5S, Exhibit B.4).

     B9.2 By-Laws of Marketing  Company  dated March 2, 2000 (2000 U5S,  Exhibit
          B.4).

     AMEREN ENERGY DEVELOPMENT COMPANY (DEVELOPMENT COMPANY)

     B10.1 Articles of Incorporation of Development Company filed March 27, 2000
           (2000 U5S, Exhibit B.5).

     B10.2 Articles of  Amendment  of  Development Company  filed April 19, 2000
           (2000 U5S, Exhibit B.5).

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

     B10.3 Amended  By-Laws of  Development Company  dated  March 27, 2000 (2000
           U5S, Exhibit B.5).

     AMEREN ENERGY GENERATING COMPANY (GENERATING COMPANY)

     B11.1 Articles of  Incorporation of Generating  Company filed March 2, 2000
           (2000 U5S, Exhibit B.6).

     B11.2 By-Laws of Generating Company dated March 2, 2000 (2000 U5S,  Exhibit
           B.6).

     AMEREN ENERGY FUELS AND SERVICES COMPANY (AFS)

     B12.1 Articles of  Incorporation of AFS filed September 18, 2000 (2000 U5S,
           Exhibit B.7).

     B12.2 By-Laws of AFS dated September 18, 2000 (2000 U5S, Exhibit B.7).

     COWBOY RAILROAD DEVELOPMENT COMPANY, LLC (COWBOY)

     B13.1 Articles of Organization of Cowboy filed February 15, 2002.

     B13.2 Operating Agreement of Cowboy.

     AFS DEVELOPMENT COMPANY, LLC (AFSD)

     B14.1 Articles of Organization of AFSD filed September 6, 2002.

     B14.2 Operating Agreement of AFSD.

     CILCORP INC. (CILCORP)

     B15.1 Articles of  Incorporation  of CILCORP as amended  November 15, 1999
           (CILCORP 1999 Form 10-K, Exhibit 3, File No. 1-8946) (filed herewith on Form SE).

     B15.2 By-Laws of CILCORP as amended May 20,  2003 (June 30,  2003  CILCORP
           Form 10-K, Exhibit 3.1, File No. 2-95569)(filed herewith on Form SE).

     CENTRAL ILLINOIS LIGHT COMPANY (CILCO)

     B16.1 Articles of  Incorporation of CILCO as amended April 28, 1998 (CILCO
           Form 10-K, Exhibit 3, File No. 1-8946) (filed herewith on Form SE).

     B16.2 By-Laws of CILCO as amended May 20,  2003,  (June 30,  2003  CILCORP
           Form 10-Q, Exhibit 3.2, File No. 1-2732) (filed herewith on Form SE).

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

     CLM XII, INC.

    *B17.1 Articles of  Incorporation  of CLM XII, Inc. filed November 21, 2003
           (filed herewith on Form SE).

    *B17.2 By-Laws of CLM XII, Inc. (filed herewith on Form SE)

  C. INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
     INDENTURES

     AMEREN CORPORATION (AMEREN)

     C1.1 Agreement,  dated as of October 9, 1998,  between Ameren and EquiServe
          Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Ameren Form 8-K, Exhibit 4).

     C1.2 Indenture of Ameren with The Bank of New York, as Trustee, relating to senior debt securities dated as of December 1, 2001 (Ameren' Senior Indenture) (File No. 333-81774, Exhibit 4.5).

     C1.3 Company  order  relating  to  $150,000,000  Floating  Rate  Notes  due
          December 12, 2003 issued under Ameren's Senior Indenture (including the forms of notes) (File No. 333-81774, Exhibit 4.6).

     C1.4 Company  order  relating to  $100,000,000  5.70% Notes due February 1,
          2007 issued under Ameren's Senior Indenture (including the forms of notes) (File No. 333-81774, Exhibit 4.7).

     C1.5 Company order relating to $345,000,000 Notes due May 15, 2007 issued under Ameren's Senior Indenture (including the forms of notes and certificate of normal unit) (File No. 333-81774, Exhibit 4.8).

     C1.6 Purchase Contract Agreement dated as of March 1, 2002 between Ameren and The Bank of New York, as purchase contract agent, relating to the 13,800,000 9.75% Adjustable Conversion-Rate Equity Security Units (Equity Security Units) (File No. 333-81774, Exhibit 4.15).

     C1.7 Pledge  Agreement dated as of March 1, 2002 among Ameren,  The Bank of
          New  York,  as  purchase  contract  agent  and BNY  Trust  Company  of
          Missouri,   as  collateral  agent,   custodial  agent  and  securities
          intermediary, relating to the Equity Security Units (File No. 333-81774, Exhibit 4.16).

   C.INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
     INDENTURES (Continued)

     UNION ELECTRIC COMPANY (AMERENUE)

     C2.1 Order of the Securities and Exchange Commission dated October 16, 1945 in File No. 70-1154 permitting the issue of Preferred Stock, $3.70 Series (File No. 2-27474, Exhibit 3-E).

     C2.2 Order of the Securities and Exchange  Commission  dated April 30, 1946 in File No. 70-1259 permitting the issue of Preferred Stock, $3.50 Series (File No. 2-27474, Exhibit 3-F).

     C2.3 Order of the Securities and Exchange Commission dated October 20, 1949 in File No. 70-2227 permitting the issue of Preferred Stock, $4.00 Series (File No. 2-27474, Exhibit 3-G).

     C2.4 Indenture  of Mortgage  and Deed of Trust of  AmerenUE  dated June 15,
          1937 (Mortgage), as amended May 1, 1941, and Second Supplemental Indenture dated May 1, 1941 (File No. 2-4940, Exhibit B-1).

     C2.5 Supplemental Indentures to Mortgage

           Dated as of                    File Reference             Exhibit No.
           -----------                    --------------             -----------
          April 1, 1971                Form 8-K, April 1971               6
          February 1, 1974             Form 8-K, February 1974            3
          July 7, 1980                 2-69821                            4.6
          December 1, 1991             33-45008                           4.4
          December 4, 1991             33-45008                           4.5
          January 1, 1992              Form 10-K, 1991                    4.6
          October 1, 1992              Form 10-K, 1992                    4.6
          December 1, 1992             Form 10-K, 1992                    4.7
          February 1, 1993             Form 10-K, 1992                    4.8
          May 1, 1993                  Form 10-K, 1993                    4.6
          August 1, 1993               Form 10-K, 1993                    4.7
          October 1, 1993              Form 10-K, 1993                    4.8
          January 1, 1994              Form 10-K, 1993                    4.9
          February 1, 2000             Form 10-K, 2000                    4.1
          August 15, 2002              Form 8-K, August 22, 2002          4.3
          March 5, 2003                Form 8-K, March 10, 2003           4.4
          April 1, 2003                Form 8-K, April 9, 2003            4.4
          July 15, 2003                Form 8-K, July 28, 2003            4.4
          October 1, 2003              Form 8-K, October 1, 2003          4.4

     C2.6 Indenture (for unsecured subordinated debt securities) of AmerenUE dated as of December 1, 1996 (1996 AmerenUE Form 10-K, Exhibit 4.36) .

  C. INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)

     C2.7 Loan  Agreement  dated  as of  December  1,  1991  between  the  State
          Environmental Improvement and Energy Resources Authority and AmerenUE, together with Indenture of Trust dated as of December 1, 1991 between the Authority and UMB Bank, N.A., as successor trustee (1992 AmerenUE Form 10-K, Exhibit 4.37).

     C2.8 Loan  Agreement  dated as of  December  1,  1992,  between  the  State
          Environmental Improvement and Energy Resources Authority and AmerenUE, together with Indenture of Trust dated as of December 1, 1992 between the Authority and UMB Bank, N.A., as successor trustee (1992 AmerenUE Form 10-K, Exhibit 4.38).

     C2.9 Fuel Lease dated as of February 24, 1981 between AmerenUE, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (1980 AmerenUE Form 10-K, Exhibit 10.20).

     C2.10 Amendments to Fuel  Lease  dated as of May 8,  1984 and  October  15,
           1984, respectively, between AmerenUE, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (Registration No. 2-96198, Exhibit 4.28).

     C2.11 Amendment to  Fuel  Lease  dated  as  of  October  15,  1986  between
           AmerenUE, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (September 30, 1986 AmerenUE Form 10-Q, Exhibit 4.3).

     C2.12 Series 1998A Loan Agreement dated as of September 1, 1998 between The
           State Environmental Improvement and Energy Resources Authority of the State of Missouri and AmerenUE (September 30, 1998 AmerenUE Form 10-Q, Exhibit 4.28).

     C2.13 Trust  Indenture  - Environmental  Bonds,  Series  1998A  (1998  U5S,
           Exhibit C1.2).

     C2.14 Indenture  of Mortgage and Deed of Trust of  AmerenUE  dated June 15,
           1937 (Mortgage), as amended May 1, 1941, and Second Supplemental Indenture dated May 1, 1941 (File No. 2-4940, Exhibit B-1) . C2.15 Indenture of Mortgage and Deed of Trust of AmerenUE dated June 15, 1937 (Mortgage), as amended May 1, 1941, and Second Supplemental Indenture dated May 1, 1941 (File No. 2-4940, Exhibit B-1).

     C2.16 Series 1998B Loan Agreement  dated as of September 1, 1998 between
           The State Environmental Improvement and Energy Resources Authority of the State of Missouri and AmerenUE (September 30, 1998 AmerenUE Form 10-Q, Exhibit 4.29).

     C2.17 Trust  Indenture  -  Environmental Bonds,  Series  1998B  (1998  U5S,
           Exhibit C1.3).

     C2.18 Series 1998C Loan Agreement  dated as of September 1, 1998 between
           The State Environmental Improvement and Energy Resources Authority of the State of Missouri and AmerenUE (September 30, 1998 AmerenUE Form 10-Q, Exhibit 4.30).

  C. INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
     INDENTURES (Continued)

     C2.19 Trust  Indenture  -  Environmental  Bonds, Series  1998C  (1998  U5S,
           Exhibit C1.5).

     C2.20 Trust Indenture - Environmental  Improvement Revenue Refunding Bonds,
           Series 2000A, 2000B and 2000C (1999 U5S, Exhibit C1.1).

     C2.21 Loan Agreement - Environmental  Improvement Revenue  Refunding Bonds,
           Series 2000A, 2000B and 2000C (1999 U5S, Exhibit C1.2).

     C2.22 Indenture  dated as of August 15, 2002, from  AmerenUE to The Bank of
           New York, as Trustee, relating to senior secured debt securities (including the forms of senior secured debt securities as exhibits) (AmerenUE Form 8-K dated August 22, 2002, Exhibit 4.1).

     C2.23 UE Company Order dated August 22, 2002 establishing  the 5.25% Senior
           Secured Notes due 2012 (Form 8-K dated August 22, 2002, Exhibit 4.2).

     C2.24 UE Company Order dated March 10, 2003, establishing the 5.50% senior secured notes due 2034 (Form 8-K, March 10, 2003, Exhibit 4.2)

     C2.25 UE Company Order dated April 9, 2003, establishing the 4.75% senior secured notes due 2015 (Form 8-K, April 9, 2003, Exhibit 4.2).

     C2.26 UE Company Order dated July 28, 2003, establishing the 5.10% senior secured notes due 2018. (Form 8-K, July 28, 2003, Exhibit 4.2)

     C2.27 UE Company Order dated October 7, 2003, establishing the 4.65% senior secured notes due 2013 (Form 8-K, October 7, 2003, Exhibit 4.2)

     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (AMERENCIPS)

     C3.1 Indenture  of Mortgage or Deed of Trust  dated  October 1, 1941,  from
          AmerenCIPS to Continental Illinois National Bank and Trust Company of Chicago and Edmond B. Stofft, as Trustees (U.S. Bank Trust National Association and Patrick J. Crowley are successor Trustees) (Exhibit
          2.01 in File No. 2-60232).

     C3.2 Supplemental indentures to the AmerenCIPS Mortgage.

           Dated as of               File Reference         Exhibit No.
           -----------               --------------         -----------
          September 1, 1947         2-7341                 Amended  7(b)
          January 1, 1949           2-7795                 Second Amended  7.03
          February 1, 1952          2-9353                 Second Amended  4.07
          September 1, 1952         2-9802                 Amended 4.05
          June 1, 1954              2-10944                Amended 4.02
          February 1, 1958          2-13866                Amended 2.02
          January 1, 1959           2-14656                Amended 2.02

  C. INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
     INDENTURES (Continued)

          May 1, 1963               2-21345                Amended 2.02
          May 1, 1964               2-22326                Amended 2.02
          June 1, 1965              2-23569                Amended 2.02
          May 1, 1967               2-26284                Amended 2.02
          April 1, 1970             2-36388                Amended 2.02
          April 1, 1971             2-39587                Amended 2.02
          September 1, 1971         2-41468                Amended 2.02
          May 1, 1972               2-43912                Amended 2.02
          December 1, 1973          2-60232                        2.03
          March 1, 1974             2-50146                Amended 2.02
          April 1, 1975             2-52886                Amended 2.02
          October 1, 1976           2-57141                Second Amended 2.04
          November 1, 1976          2-57557                Amended 2.04
          October 1, 1978           2-62564                Amended 2.06
          August 1, 1979            2-65914                        2.02(a)
          February 1, 1980          2-66380                        2.02(a)
          February 1, 1986          33-3188                Amended 4.02
          May 15, 1992              Form 8-K, May 15, 1992         4.02
          July 1, 1992              Form 8-K, July 1, 1992         4.02
          September 15, 1992        Form 8-K, September 15, 1992   4.02
          April 1, 1993             Form 8-K, March 30, 1993       4.02
          June 1, 1995              Form 8-K, June 1, 1995         4.03
          March 15, 1997            Form 8-K, March 15, 1997       4.03
          June 1, 1997              Form 8-K, June 1, 1997         4.03
          December 1, 1998          333-59438                      4.2
          June 1, 2001              CIPS Form 10-Q, June 2001      4.1

     C3.3 Indenture  dated as of December 1, 1998 from AmerenCIPS to The Bank of
          New York relating to Senior Notes, 5.375% due 2008 and 6.125% due 2028 (Exhibit 4.4, in File No. 333-59438).

     C3.4 Trust Indenture - Pollution  Control Revenue  Refunding Bonds,  Series
          2000A (1999 U5S, Exhibit C2.1).

     C3.5 Loan Agreement - Pollution  Control Revenue  Refunding  Bonds,  Series
          2000A (1999 U5S, Exhibit C2.2).

     AMEREN ENERGY GENERATING COMPANY (GENERATING COMPANY)

     C4.1 Indenture,  dated as of November 1, 2000,  between  Generating Company and The Bank of New York, as Trustee, relating to senior notes (the "Generating Indenture") (Exhibit 4.1 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

  C. INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)

     C4.2 First Supplemental Indenture to the Generating Indenture,  dated as of
          November 1, 2000 (Exhibit 4.2 to Generating Company Registration Statement on Form S-4 (Commission File No. 333-56594)).

     C4.3 Form of Second Supplemental Indenture to the Generating Indenture, dated as of June 12, 2001 (Exhibit 4.3 to Generating Company' Registration Statement on Form S-4 (Commission File No. 333-56594)).

     C4.4 Third Supplemental Indenture to the Generating Indenture,  dated as of
          June 1, 2002 (including as exhibit the form of Note) (Exhibit 4.1 to Generating Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002).

     C4.5 Fourth Supplemental Indenture to the Generating Indenture, dated as of
          January 15, 2003, (including as exhibit the form of Note (Exhibit 4.5 to Generating Company's Form 10-K, File No. 333-56594).

     CILCORP INC. (CILCORP)

     C5.1 Indenture,  dated as of October 18, 1999, between Midwest Energy, Inc.
          and The Bank of New York, as Trustee, and First Supplemental Indenture, dated as of October 18, 1999, between CILCORP and the Bank of New York (Filed as Exhibit 4.1 and 4.2, File No. 333-90373).

     CENTRAL ILLINOIS LIGHT COMPANY (CILCO)

     C6.1 Indenture of Mortgage  and Deed of Trust  between  Illinois  Power and
          Bankers Trust Company, as Trustee, dated as of April 1, 1933 (CILCO Mortgage), Supplemental Indenture between CILCO and Bankers Trust Company, as Trustee, dated as of July 1, 1933 and Supplemental Indenture between the same parties dated as of January 1, 1935, securing first mortgage bonds (Designated in Registration No. 2-1937 as Exhibit B-1, in Registration No. 2-2093 as Exhibit B-1(a), in Form 8-K for April 1940.

     C6.2 Supplemental Indentures to Mortgage

           Dated as of              File Reference            Exhibit No.
           -----------              --------------            ----------
          December 1, 1949          Form 8-K                   Exhibit A
          December 1, 1951          Form 8-K                   Exhibit A
          July 1, 1957              Form 8-K                   Exhibit A
          July 1, 1958              Form 8-K                   Exhibit A
          March 1, 1960             Form 8-K                   Exhibit A
          September 20, 1961        Form 8-K                   Exhibit A
          March 1, 1963             Form 8-K                   Exhibit A
          February 1, 1966          Form 8-K                   Exhibit A
          March 1, 1967             Form 8-K                   Exhibit A

   C.INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES
     (Continued)

          August 1, 1970            Form 8-K                   Exhibit A
          September 1, 1971         Form 8-K                   Exhibit A
          September 20, 1972        Form 8-K                   Exhibit A
          April 1, 1974             Form 8-K                   Exhibit A
          June 1, 1974              Form 8-K                   Exhibit 2(b)
          March 1, 1975             Form 8-K                   Exhibit A
          May 1, 1976               Form 8-K                   Exhibit A
          May 16, 1978              Form 8-K                   Exhibit A
          September 1, 1982         Form 8-K                   Exhibit 2
          January 15, 1992          Form 8-K                   Exhibit (4)(b)
          January 1, 1993           Form 8-K                   Exhibit (4)
          November 1, 1994          Form 8-K                   Exhibit 4

   *D. AGREEMENT  ALLOCATING  CONSOLIDATED  INCOME  TAX  LIABILITY  BY AMEREN
       CORPORATION AND SUBSIDIARIES

   *F. SCHEDULES SUPPORTING ITEMS OF THE REPORT

       F-1 The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

       F-2 Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 - Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials

               Electric Plant in Service

               Gas Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant


       F-3 Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Electric Plant in Service

               Gas Plant in Service

               Manufactured Gas Production Plant - Supplemental Schedule

               Electric Plant Held for Future Use

               Gas Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant


       F-4 Supporting plant, depreciation and reserve schedules for Ameren Energy Generating Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows:

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials

               Electric Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Overheads - Electric

               Accumulated Provision for Depreciation of Electric Utility Plant

               Non-utility Property

               Depreciation and Amortization of Electric Plant


       F-5 Supporting plant, depreciation and reserve schedules for Central Illinois Light Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC
               - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Electric Plant in Service

               Gas Plant in Service

               Manufactured Gas Production Plant - Supplemental Schedule

               Electric Plant Held for Future Use

               Gas Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant

     G. ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG IN WHICH THE SYSTEM HOLDS AN INTEREST TO OTHER SYSTEM COMPANIES (filed herewith on Form SE).

     H. FINANCIAL STATEMENTS FOR EACH EWG OF THE REGISTERED HOLDING COMPANY

           H.1 Audited Financial Statements for AmerenEnergy Generating Company (File No. 333-56594, Form 10-K, filed under the Securities and Exchange Act of 1933)

          *H.2 Audited  Consolidated  Financial  Statements for Electric Energy,
               Inc.  and  Subsidiaries  (filed  confidentially  on Form SE)

          *H.3 Unaudited  Consolidated  Financial  Statements  for  AmerenEnergy
               Development Company (filed confidentially on Form SE, Appendix B)

          *H.4 Unaudited  Financial  Statements for Midwest Electric Power, Inc.
               (filed confidentially on Form SE)

SIGNATURE


     Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2003 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                           AMEREN CORPORATION


                                           By: /s/ Martin J. Lyons, Jr.
                                              ------------------------------
                                                   Martin J. Lyons, Jr.
                                                   Controller

April 29, 2004


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